Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.
Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

          Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Amegy Bancorporation, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies; (8) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (9)  changes in the interest rate environment reducing expected interest margins; and (10) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation will file a Form S-4, Amegy Bancorporation will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

          Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

ZIONS BANCORPORATION AT KEEFE, BRUYETTE & WOODS, INC. LARGE CAP BANK CONFERENCE
Date: August 9, 2005

On August 9, 2005 Zions Bancorporation Vice Chairman and Chief Financial Officer Doyle Arnold spoke at the Keefe, Bruyette & Woods, Inc. Large Cap Bank Conference in New York. In response to questions from participants at the conference, Mr. Arnold discussed certain matters relating to its proposed merger with Amegy Bancorporation, Inc. This filing contains a transcript of portions of the presentation relating to the proposed merger.

Note: words in brackets[ ] have been added for clarity.

CORPORATE SPEAKER

Doyle Arnold, Zions Bancorporation Vice Chairman and CFO

EXCERPTS FROM PRESENTATION

Doyle Arnold: What I am going to do now is skip many slides ahead to a question that some of you may have, “Well if everything is so great, why in the heck did you do Amegy?” Amegy was a unique opportunity for us. It was expensive but it was, we thought, a unique opportunity to enter the last large high–growth market that we weren’t in that was contiguous to our existing markets and largely filled out the western U.S. for us. And it was an opportunity to acquire a company that, at its core, had a culture with which we are comfortable and we thought that they would comfortable with us.

They, too, have long had a strong focus on small and middle market business lending, some commercial real estate development; maybe even a little more focus on small corporate banking than we have had, given their marketplace and given the fact that a number of people in that company came out of the old Allied Bank or Texas Commerce (now JP Morgan Chase, etc.). So there is a lot of high visibility in that community among the business community in the Houston area, in particular.

Very strong emphasis on relationship banking. Very strong emphasis on credit culture. And a team that we know well. As those of you who listened in on the call may know, Harris Simmons was hired out of Harvard Business School by Walter Johnson (who is the Chairman of Amegy) back when Walter was at Allied, and worked there for a couple of years. Our chief credit officers have known each other for a long time. There has been a lot of trading of ideas back and forth. So, we thought that they already knew us, we knew them. We are pretty confident that the one thing that we wouldn’t touch with a ten foot pole, i.e. credit problems, they would not have and we validated that on due diligence.

So, the first thing that Amegy does is it takes us from second place to first place on the measure that I just cited in terms of growth markets. It is one of the few growth markets, probably the only one, that we could have possibly entered in a meaningful way that does that. And that is because of the relative size they bring in Houston which is a large and very high growth market in and of itself. They have actually grown faster than we have over the last 5 years as measured by loans and by deposits.

The blue bars are just what we have actually posted, unadulterated, unmodified. And then the orange bars are simply if you had added the 2 of us together over that history. Amegy, I would say has grown, or their results are enhanced, by more acquisition activity in the last 5 years than have been ours. We have closed very little, almost nothing over this time frame, and they have done several, as you know. But the fact is that both their organic growth platform and ours are highly compatible.

As I mentioned, both companies have a very strong credit culture. The 3 lines on this chart, or 2 bars and one line: the line is just the average net charge offs by quarter as a percent of total loans for the roughly top 50 banks in the country – that is, all bank holding companies with $10 billion or greater in assets; the darker or orange bar is Zions’ performance over that same time period going back to I think 1998, 1999 I guess; the light bar is Amegy’s performance. And while there have been quarters when we have been above them and quarters where they have been above us in terms of charge-offs, the common story here is that over this very extended period of time both companies have had charge-offs, non–performing ratios, etc. that are considerably below the national average for all comparable banks. So, we were comfortable going in that their credit quality was likely going to be good. We are comfortable after due diligence that that is the case.

So, with high growth and good credit quality, as someone said yesterday – it was Gene – most of the banks that B of A (and before that Nations Bank) acquired, died because of credit problems, largely in real estate. That is not what I think put Amegy on the market. It was two other problems.

Number one was interest rate risk. Amegy has been saying for some time now that it was asset sensitive, so you would expect in a rising rate environment that their margin would be going up. Here the lightest colored line is LIBOR quarterly average going back to ‘98; the lowest more stable bar – the medium yellow one – is the average net interest margin for all, I think again the top 50 banking companies; the dark orange bar is Zions’ margin over the same period; and the blue one is Amegy’s going back as far as we had time to get the data. Look what has been happening in the rising rate environment. This is just taking the previous slide, dropping the LIBOR off and blowing it up, so that you can see the [recent] trends more easily.

A lot of banks in the industry have been saying that they were asset sensitive. In fact, the margins of a lot of banks have been flat – and that is verified in the averages, which is the lowest bar there. Amegy has a higher margin than the average bank out there, but it has been steadily trending downward, even in the sharply rising interest rate environment – not exactly consistent with asset sensitivity. Zions, on the other hand, has been saying for quite some time – at least the last two or three years – that we were slightly asset sensitive. And in fact, when interest rates were coming down our margins were drifting downward and when interest rates have come up our margins have been going up, which is entirely consistent with asset sensitivity.

The underlying problem here we think is quite fixable. I joked that one person at a Bloomberg terminal can fix this. It is not an intractable problem. At its core, Amegy Bank looks very much like Zions Bank: they are a business bank; 70% of our loans are tied to prime or LIBOR, 70% of their loans are tied to prime or LIBOR. So, inherently their balance sheet reprices on the asset side very, very quickly in the core business. But they, over the period of the last couple of years, have added mortgage backed securities, whole mortgage loans and other longer dated assets to try to, take your pick, extend duration, reach for yield, what have you.

But in a rising rate environment, unfortunately, those mortgage backed [securities] are under water and the mark has been going through OCI, not through the income statement. At the same time loan growth has been quite robust and they have needed to fund loans. Now, Zions’ loan growth has been quite robust as well and we have been able to run down our securities portfolio to fund part of that growth because our securities portfolio was all relatively short term and could be sold off without incurring losses. They will take a large loss through the income statement, or would have at the end first quarter, in order to do that.

Now, if you are trying to sell a growth story, taking a large loss to restructure your balance sheet is not exactly what you want to do. So, they instead have been forced to go out and buy rather expensive money in order to fund underlying good loan growth. So, the large–time deposits, jumbo CD’s and other expensive sources of funding have largely funded the good growth in the company, because they haven’t been able to run down the securities portfolio. So, a big portion of the balance sheet is fixed rate with mortgage backed [securities] and funding costs have been rising on the variable rate stuff.

In the context of an acquisition we quickly saw that we could liquidate that securities portfolio – take the mark through purchase accounting, run off the expensive sources of funds, and then replace the lost duration with interest rate swaps, without running the extension risk of mortgage backeds and no need to buy the extensive funding. We simply take pools of prime based loans and do interest rate swaps for received fixed to reduce the asset sensitivity that Amegy would have once you strip away those long securities. Just like us at our core we are a highly asset sensitive bank, and we have to hedge away some that asset sensitivity and for a long, long time now we have been doing it with interest rate swaps. We do some of that every month and with results that have served us very, very well.

The other problem is expenses. This will take more than one person at a Bloomberg terminal to fix, but we don’t see any reason why it can’t be fixed either. This is a chart of efficiency ratios. Again, the lower bar there is an average of peers. The lighter colored bar is Zions over the same time period. As Dennis pointed out, we have made a lot of progress over the last few years in bringing our efficiency ratio down to something that you no longer don’t want to talk about. It is quite reasonable, we think, for the decentralized, relationship officer focused model that we run.

But Amegy’s [efficiency ratio] unfortunately, has been going the other way. It has been ballooning. They have grown a lot through acquisitions. The acquisitions are not totally integrated. They have incurred expenses with their name change, etc. But there is a lot of just underlying inefficiency due to their scale and the fact that they have been far more focused on the top line than on the bottom line in many respects over the last period of time. And we think that there is a lot of opportunity to bring a little more expense and profit discipline to some of their lines of business and some of their back office activities without cutting into the underlying great growth story that is there.

… So, if you take their efficiency ratio of 67% and bring it down to our [consolidated] average, you cut $44 million of expenses out of the company. If you bring it down to the average of our banks it is more like 52% to 53%, you cut $55 million out, 17% to 21%. In the pro forma’s that we published with the merger we said 18%. So, basically what we have to do is over the next couple of years is bring them down to our averages. We don’t have to do anything heroic here to make those pro forma’s work.

So, to sum it up, we want to continue their great organic growth story – we think it is a good one – maintain the credit culture and the sales culture that leads to the growth, but improve their interest rate risk management and bring some greater expense discipline. And if we do those things, we will take this unique opportunity and convert it into a reasonably profitable one and a great platform off which to grow further in a great growth market.

… And with that I am happy to take questions…

QUESTION AND ANSWER SESSION

Unidentified Participant: Doyle, with your – Amegy is a great institution, historically a good footprint and nice demographics, as you point out. But perhaps they were stretching. I wonder why? With all those positive assets, that sometimes there is a reason an institution may be stretching, do you have any sense as to perhaps what they were stretching? To run some of their negative off, or what it was?

Doyle Arnold: I think they had such a great growth story for so long, that was their natural shtick. Probably like a lot of markets in the early 2000s, the underlying growth may have been under a little bit of pressure and at the same time they were awash in deposits. So it looks to me like they started extending duration a bit. And then levering up the balance sheet a bit to try to keep the growth going when the asset growth maybe was a little bit harder to come by for a while.

And eventually –– the unfortunate thing is that once rates started to go up then it was very difficult to get out of that box without trashing the quarter to liquidate the securities and so they began doing other things. The Klein Bank acquisition was in part done because it was a very low loan–to–deposit ratio bank. So, when they were reaching for funding they bought Klein Bank. Now, there are there some good attributes at Klein Bank but in part it was motivated by a need to get deposits. But unfortunately it was low loan–to–deposit ratio bank that also brought with it more investment securities, which exacerbated the problems as rates continued to rise after the mark–to–market was initially taken, so they compounded the problem, perhaps, at least that part of the problem. So I don’t know, I tell you, it’s an easy trap to fall into. They’re far from unique in doing that. I think maybe the difficulty was how they – not being willing to just take the lumps and move on.

Unidentified Audience Member: One of the things we struggled with as we looked at the deal was, you’re going to take 18% of the cost out but it wasn’t obvious to us, particularly as you want a decentralized structure and as you pointed out it’s a very friendly deal, how are you going to take some $40 to 45 million of cost out over the next year or year and a half, particularly that you’re keeping the management team in place, etc., so the high cost people will still be there, so I wonder in the efficiency ratio you put up how much of the boost is going to be revenue — comprising the franchise versus actually taking out $40-45 million in cost.

Doyle Arnold: First of all, if you look at our 4 [subsidiary] banks that are most comparable – if you look at Zions in Utah, Nevada State Bank, National Bank of Arizona and California Bank & Trust – those banks run efficiency ratios ranging from about 47%, 48% to about 54%. I threw out our Commerce Bank because it’s such a unique model and Vectra Bank in Colorado which has the highest [efficiency ratio]. The Commerce Bank has a very low efficiency ratio, high 30‘s, low 40‘s something in that range, and Vectra Bank, on the other hand, is up in the mid to upper 60s and they’re in part a revenue problem and kind of a turn around story.

But the others are very comparable in terms of size, in terms of what they do, etc. So that was our first benchmark, just take the mid– to upper–part of that range and say, “Is there anything about Amegy that says we shouldn’t be able to run them or they run themselves under our model in a comparable basis?” And the answer was no. I mean, its not like Houston is an extremely high cost market to be in.

[Then] we started looking at some individual components, and I’ll just give you a couple [of examples], technology and operations. They have a technology staff that … is about two–thirds of the size of Zions’. So there’s several hundred people in technology to maintain their platform. We will eliminate a great deal of that once the conversion to our platform occurs, which tentatively we’re scheduling for mid–February. That’s not cast in stone yet but the working date is the Presidents Day weekend – we’re figuring to close maybe at the end of November so just a couple months after that, 2 to 3 months after the transaction closes. There are several administrative overhead and Sarbanes–Oxley and operating risk areas where we find similar ratios, where they have 60% to 70% or more of the same staff levels that we have being about 5 times their size.

So, some of this is a scale issue, some of this is, maybe you don’t want to be absolutely best in class in some of these administratively necessary things, you just want to be good but not gold–plated. So we’re pretty comfortable that those expense savings are there. I will say also they are supporting several businesses that are kind of in start–up mode where there’s probably an opportunity to grow revenue, grow into an efficiency over time. Their private banking area, which is relatively new one for them – they’ve hired a lot of people out of some of the large brand–name competitors there who over time will bring business with them. And if they do then that problem will correct itself on the revenue side. Right now it’s not a very profitable business just as our start–up private client business is unprofitable today. But in both cases we hope to grow into those on the revenue side. And if the revenue doesn’t come eventually we address the expense side as well. Eventually – within the next year or two, we could say, “Well, that was a nice try but it didn’t work so lets move on.” But we’re hoping it’s a nice try that will work at this point.

Unidentified Audience Member: We had Downey Bridgwater from Sterling [Bancshares, Inc.] in our office in early June and he just mentioned that in Texas specifically, competition for assets is the most fierce he’s seen in 27 years in terms and in credit profile and I was just wondering if you can comment there and also, there’s big comment in the market about trying to retain lenders when you’re going through an integration?

Doyle Arnold: Well, competition for customers is tough everywhere. I think the most salient thing I can tell you is that based on what we’re hearing, admittedly through Amegy but both from their relationship officers and they’re getting it from their customers, they’re pumped. Their customers are telling them, “This is great!” They are delighted that if they had to do a deal they did this deal, because they are going to keep the local team in place, the local management team, which has a great deal of respect in that community.

So, they have been getting massive and overwhelmingly positive feedback from customers and usually you do talk about customer attrition or how much will it be, will you be able to minimize it, etc, So far what we’re seeing is that we don’t think they’re missing a beat in growth. Attrition isn’t the word, it’s growing off of what they had when we announced it, so we’re pretty pleased with what we’re seeing. I’m not hearing any more complaining about price and turns out of them that I am some of our other markets, and we’re doing pretty well in those markets.

I will say that a reasonable proxy for price is margin, is the net interest margin. And if you really look at the aggregate of how our deposits and loans are being priced –– before we announced the transaction we tried to simulate what their margin would look like if they followed our hedging practices. In other words, if we took $1.0 to $1.2 billion of mortgage backeds off the balance sheet, ran off the high cost deposits to match, and then put on interest rate swaps of the same kind and flavor that we do. And we benchmarked off of their first quarter numbers and our first quarter numbers.

Our first quarter margin was 4.53%, 4.60% at the end of the second quarter. Their first quarter margin I believe was 3.87%. And our estimate was that if you stripped away the impact of all that other stuff that their margin in the same quarter would have been about 4.45%, plus or minus, not 3.87% but 4.45%, not far off from our 4.53%. And in fact, within the margin of error probably – we thought our range [for Amegy] was probably 4.40% to 4.50%. And so it tells you –– I don’t think that the competition in Texas is much more fierce than we’re seeing in Nevada. We’re seeing it in Arizona, Southern California. We’re competing against many of the same national competitors, B of A, Chase, Wells Fargo, and we see them in other markets. Maybe what we don’t see are the Compasses and the regionals, BOKs that are in that marketplace, but it doesn’t feel that much tougher.

Unidentified Audience Member: Doyle, one of the slides you had up there had some financial measures, one of which was return equity that was 16% and change.

Doyle Arnold: Yes.

Unidentified Audience Member: That’s on stated equity?

Doyle Arnold: That was our reported GAAP return second quarter.

Unidentified Audience Member: [Return on tangible equity] is what, at 20% or so?

Doyle Arnold: Yes.

Unidentified Audience Member: Okay, you’ve got a pretty good market in your old core Utah market and used to be reporting at 20% [tangible ROE] or maybe better in Utah if you’d never done an acquisition, so why do an acquisition in there. How do you think of that with that number, I mean has that gotten you ahead at all? By going out and doing acquisitions? You would have been a growth bank even if you’d stayed at home.

Doyle Arnold: Well, we would have been a growth bank had we stayed at home. Some of the markets in which we’re growing – in which we’ve moved – are generating very attractive returns for us, …, the only geography that we’ve moved into in the history of the Company that on a GAAP basis with all the goodwill pushed down associated with that geography (California has all of the its own goodwill pushed down to it), they’re all, with the exception of Colorado, at 12% or greater GAAP [return on] equity. In fact, the lowest one is California between 12% and 13% I think at this point.

I think the argument would be, if you can get into these growth markets and end up with an above cost of equity return fully burdened with equity associated with the goodwill, why not do it? The one that didn’t work has been Colorado where there was no strong core platform or team that served as a nucleus to put it together. There we collected, between what was acquired directly by Zions and what those things had acquired, I think 14 different acquisitions of a hodgepodge of community banks with no core culture, no common credit standards etc. – where we had to turn over the whole management team and sort of rebuild it from scratch. It’s at last turning around but if you went back and pro forma’d all of that on an IRR basis it would not pencil out. Given where we are today it probably will, we’ve made that commitment by not selling them but by restructuring and rebuilding the management team and keeping it.

I think that’s the argument, that if you can get the growth and above cost of capital return even if its not 20% on the margin you should go for it.

Unidentified Audience Member: Yes, what is your double leverage ratio and what would your target be, and are you guys comfortable then at the credit rating that you’re at or do you need to move it up a notch?

Doyle Arnold: Several questions there. Our credit rating by S&P was just bumped up. They were the only ones that had our most [junior] securities at a non–investment grade level and they bumped us up back in April or May. So we have all four agencies now pretty close together. Moody’s is –– I mean, excuse me, S&P is still a mini–notch below the other three. So we’re comfortable with those ratings. Three of the four agencies reaffirmed the rating after the deal announcement and after we met with them. The one, Dominion, put us on negative watch I guess, I don’t know that they’ve removed that but I don’t think they’re terribly worried about what we’ve done. In fact, over time I think the credit agencies will be more comfortable with us assuming we do the things we’ve said we’re going to do here, because from their view this is added size and diversification. So from a bond holder’s point of view we’re a less risky company going forward than we are. From an equity holder’s perspective we have to execute and generate the returns.

Double leverage today on an adjusted basis (and I’ll tell you about the adjustment in a second) is a bit over 100%, about 105%. It will go up to around 120% initially with Amegy and the way we’re going to finance it and then come back down from there.

Our stated double leverage is higher than what I said but we have a subsidiary of the holding company that holds tax–free bonds that are investments that are a result of our municipal advisory business, and that was one of the businesses on another slide that we’re very active in. For purposes of being absolutely pristine, we keep [these bonds] in a separate subsidiary, finance it purely with equity. We make sure that there’s an absolutely clean trail, that there’s no leverage financing that so we don’t put in jeopardy the tax exemption.

The rating agencies, after seeing how we run that and why we run it that way have basically –– do an adjusted calculation to say that those are securities that all could be held in the holding company, we just chose to put it in the sub, so they exclude that from the double leverage calculation fee. And that’s how you get down to the –– just over 100%. Somewhere between 100% and 110%. Yes sir?

Unidentified Audience Member: (inaudible – microphone inaccessible)

Doyle Arnold: We have focused a lot over the last few years on tangible common equity. It’s the ratio where we’ve been weakest compared to peers – [we’ve] been pretty much on peers with tier one and risk based and other capital measures. Our long term stated goal is to kind of keep that [tangible equity ratio] around, above 6.00% to around 6.50%. The immediate impact of the Amegy acquisition and the financing we’re going to do will knock it down to around 5.40%. Our capital ratio the second quarter was actually better than what we had used in the projection so it might be a little bit better than that.

So we have temporarily suspended our stock buyback to allow the tangible equity ratio to rebuild more quickly and it will probably get back into the 6% range in the latter part of ‘06 and then we’ll start revisiting capital management activities once we get it up to around 6% or a little better and not let it rebuild indefinitely after that. 6.5% is extremely comfortable, 6% is probably the minimum long term that we’d like to keep, so somewhere in that range.

Unidentified Audience Member: Thanks Doyle. Two questions. The first one is, it struck me that the impact of the rising short term rates on Amegy’s net interest margin is consistent with the beginning of a bite by monetary policy into economic growth. Do you see that in your markets, in those markets at all?

Doyle Arnold: Do we see the rising rates starting to impact growth?

Unidentified Audience Member: Yes.

Doyle Arnold: Not yet. It’s got to come at some point, I think that’s Mr. Greenspan’s goal – I’ve seen two very interesting, to me very interesting, articles recently … both saying that they’ve finally become convinced that [in spite of] all of the economic fundamentals of low inflation, still not terribly excessive capacity utilization and lots of employable people out there that Greenspan is going to keep raising rates until he gives us this macro–policy to sort of cool the housing bubble. He doesn’t want to resort to micro–tools like cracking down on the banks or others to get them to tighten credit standards, but I would –– we’re expecting that probably that rates will continue to rise and it will eventually start to cool growth. I haven’t seen that yet...So back to your question, whatever Mr. Greenspan does he will do. Our job we think is to try to hedge against almost anything he could do and try to be very consistent in our position. And I think the results speak for, for themselves.